[redacted]

11015940

KW 3/1

UNITED STATES
SECURITIES AND EXCHANGE CC
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response.......... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66305

SEC Mail Processing Section
FEB 24 2011
Washington, DC
200
RECEIVED

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Wealth Enhancement Brokerage Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 N. Hwy 169, Suite 900
(No. and street)

Plymouth	**MN**	**55441**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth J. Severud **(763) 417-1442**
(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

50 South Sixth Street, Suite 2800	**Minneapolis**	**MN**	**55402-1538**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/10

WEALTH ENHANCEMENT BROKERAGE SERVICES, LLC

TABLE OF CONTENTS

		Page
This report** contains (check all applicable boxes):		
(x)	Independent Auditors' Report.	1
(x) (a)	Facing Page.	
(x) (b)	Statements of Financial Condition.	2
(x) (c)	Statements of Operations.	3
(x) (d)	Statements of Cash Flows.	4
(x) (e)	Statements of Changes in Stockholder's Equity.	5
( ) (f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.	
(x)	Notes to Financial Statements.	6–7
(x) (g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	9
(x) (h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (exempt).	10
( ) (i)	Information relating to the Possession or Control Requirements for Brokers and Dealers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 not applicable).	
( ) (j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under exhibit A of Rule 15c3-3 (not applicable).	
( ) (k)	A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation (not applicable).	
(x) (l)	An Affirmation.	
( ) (m)	A copy of the SIPC Supplemental Report (filed separately).	
(x) (n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	11–12
( ) (o)	Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) Under the Commodity Exchange Act (not applicable).	
( ) (p)	Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 Under the Commodity Exchange Act (not applicable).	
( ) (q)	Schedule of Segregation Requirements and Funds in Segregation for Commodity Dealer Options Accounts Pursuant to Regulation 32.6 of the Commodity Futures Trading Commission (not applicable).	

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Kenneth J. Severud, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Wealth Enhancement Brokerage Services, LLC as of and for the year ended December 31, 2010, are true and correct. I further affirm that, to the best of my knowledge and belief, neither Wealth Enhancement Brokerage Services, LLC nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

____

Kenneth J. Severud
Chief Manager

DENISE H. ZERR
NOTARY PUBLIC - MINNESOTA
MY COMMISSION
EXPIRES JAN. 31, 2013

Subscribed to me before this 15 day of February 2011.

____

Notary Public

Deloitte.

Deloitte & Touche LLP
Suite 2800
50 South Sixth Street
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Wealth Enhancement Brokerage Services, LLC
Plymouth, Minnesota

We have audited the accompanying statement of financial condition of Wealth Enhancement Brokerage Services, LLC (the "Company") as of December 31, 2010, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 11, 2011

WEALTH ENHANCEMENT BROKERAGE SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

ASSETS

CASH	$ 250,000
ACCOUNTS RECEIVABLE	141,924
PREPAID EXPENSES	14,260
TOTAL	$ 406,184

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 1,572
Payable to Parent	141,924
Total liabilities	143,496
STOCKHOLDER'S EQUITY:	
Additional paid-in capital	85,000
Retained earnings	177,688
Total stockholder's equity	262,688
TOTAL	$ 406,184

See notes to financial statements.

WEALTH ENHANCEMENT BROKERAGE SERVICES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

COMMISSION REVENUE	$ 14,861,889
EXPENSES:	
Allocations from Parent — commissions and other costs of revenue (Note 3)	6,351,885
Allocations from Parent — broker-dealer fees (Note 3)	378,978
Allocations from Parent — general and administrative (Note 3)	6,093,374
Exchange fees, regulatory fees, licenses, and permits	110,486
Professional services	2,204
Other	2,702
Total expenses	12,939,629
NET INCOME	$ 1,922,260

See notes to financial statements.

WEALTH ENHANCEMENT BROKERAGE SERVICES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,922,260
Adjustments to reconcile net income to net cash provided by operating activities — changes in assets and liabilities:	
Payable to Parent	38,963
Accounts receivable	(130,963)
Prepaid expenses	178
Accounts payable	72
Net cash provided by operating activities	1,830,510
CASH FLOWS FROM FINANCING ACTIVITIES — Member distributions	(1,830,210)
NET CHANGE IN CASH	300
CASH — Beginning of year	249,700
CASH — End of year	$ 250,000

See notes to financial statements.

WEALTH ENHANCEMENT BROKERAGE SERVICES, LLC

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — January 1, 2010	$ 85,000	$ 85,638	$ 170,638
Net income	-	1,922,260	1,922,260
Member distributions	-	(1,830,210)	(1,830,210)
BALANCE — December 31, 2010	$ 85,000	$ 177,688	$ 262,688

See notes to financial statements.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business — Wealth Enhancement Brokerage Services, LLC (the "Company") is a privately held Minnesota limited liability company operating as a registered securities broker-dealer with the U.S. Securities and Exchange Commission (the "Commission") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of Wealth Enhancement Group, LLC (the "Parent"), which is ultimately owned by WEG Holdings, LLC ("WEG Holdings"). The Parent has agreed to contribute capital, as needed, to fund the operations of the Company. The Company is a fully disclosed broker/dealer, which does not receive customer or other securities. The Company has a clearing agreement through Linsco/Private Ledger Corp (also known as LPL Financial).

Revenue Recognition — The Company derives revenue primarily through commissions on products sold. Revenue is recognized as earned.

Income Taxes — The Company and the Parent are treated as disregarded entities for U.S. federal income tax purposes and, therefore, are treated as branches of WEG Holdings. WEG Holdings is treated as a partnership for U.S. federal income tax purposes. Accordingly, there is no provision for income taxes in the Company's financial statements.

Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. REGULATORY REQUIREMENTS

The Company is subject to the Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company has at all times maintained its net capital above the Commission's required levels. At December 31, 2010, the Company's net capital of $248,428 was $238,862 in excess of its required net capital of $9,566. The Company's ratio of aggregate indebtedness to net capital was 0.58 to 1 at that date.

The Company claims exemption from Rule 15c3-3 of the Commission under Paragraph (k)(2)(ii) of that rule. Therefore, the Company is not required to make periodic computations of reserve requirements for the exclusive benefit of customers.

3. RELATED-PARTY TRANSACTIONS

The Parent allocates commissions and broker-dealer fees to the Company, for which $6,351,885 and $378,978 were allocated to the Company, respectively, for the year ended December 31, 2010. The allocations approximate the charges incurred by the Parent for similar expenses.

In addition, certain expenses, including occupancy, compensation, and other administrative costs, may be paid by the Parent or affiliates, and charged to the Company. During 2010, $6,093,374 of expenses were paid by the Parent and allocated to the Company. At December 31, 2010, $141,924 was payable to the Parent related to these expenses.

The results of operations of the Company are not necessarily indicative of the results that might occur if the Company was operating independently.

4. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the issuance of these financial statements and determined that there have been no events requiring recognition or disclosure in the financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULES

WEALTH ENHANCEMENT BROKERAGE SERVICES, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2010

SCHEDULE g

NET CAPITAL:	
Total stockholder's equity from the statement of financial condition	$ 262,688
Less nonallowable assets — prepaid expense	14,260
NET CAPITAL	$ 248,428
AGGREGATE INDEBTEDNESS — Total liabilities from the statement of financial condition	$ 143,496
COMPUTATION OF NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 9,566
Excess net capital	$ 238,862
Ratio of aggregate indebtedness to net capital	0.58–1.00

There were no material differences between this computation and that filed by the Company on the Commission's Unaudited Form X-17A-5 filed on January 25, 2011.

WEALTH ENHANCEMENT BROKERAGE SERVICES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2010 **SCHEDULE h**

The Company operates on a "fully disclosed basis" under an agreement with an unaffiliated clearing broker. Accordingly, the Company is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under paragraphs (k)(2)(ii) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 2800
50 South Sixth Street
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

February 11, 2011

Wealth Enhancement Brokerage Services, LLC
505 N. Hwy 169, Suite 900
Plymouth, Minnesota

In planning and performing our audits of the financial statements of Wealth Enhancement Brokerage Services, LLC (the "Company"), for the year ended December 31, 2010 (on which we issued our report dated February 11, 2011, and such report expressed an unqualified opinion on those financial statements), in accordance with the auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

Deloitte.

SEC MAIL PROCESSING RECEIVED FEB 2 4 2011 WASH. D.C. 200 SECTION

Deloitte & Touche LLP
Suite 2800
50 South Sixth Street
Minneapolis, MN 55402-1538
USA

Tel: +1 612 397 4000
Fax: +1 612 397 4450
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
Wealth Enhancement Brokerage Services, LLC
Plymouth, MN 55441

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Wealth Enhancement Brokerage Services, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and check copies noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of deductible revenue meeting the criteria of Item No. 2(c)1 of the Form SIPC-7 for the year ended December 31, 2010, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Deloitte & Touche LLP

February 11, 2011

Wealth Enhancement Brokerage Services, LLC

(SEC I.D. No. 8-66305)

Financial Statements and Supplemental Schedules
as of and for the Year Ended December 31, 2010,
Independent Auditors' Report, and
Supplemental Report on Internal Control